

UNITED STATES

**SECURITIES AND EXCHANGE COMMISSION**

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 19, 2017

Via Email
Mr. Hugo Sarmiento Kohlenberger
Chief Financial Officer
Corporación Andina de Fomento
Torre CAF
Avenida Luis Roche, Altamira
Caracas, Venezuela

> **Re:** **Corporación Andina de Fomento**
> **Registration Statement under Schedule B**
> **Filed April 24, 2017**
> **File No. 333- 217434**

Dear Mr. Sarmiento Kohlenberger:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement under Schedule B

General

1. To the extent possible, please update all statistics and information in the registration statement to provide the most recent data.

Market Overview and Portfolio Trends, page 15

2. Please include a discussion of any material trends for your shareholders, whether individually or collectively, that may affect your business or operations.

Selected Projects, page 2

3.  Please make clear how the projects included were chosen and whether the projects are representative of your activities in each country.

Supplementary Information, page S-1

4.  Please include the interest rate for each series of bonds listed.  In certain circumstances, you indicate that the amount is fixed or floating without disclosing the interest rate or the manner of calculating it.

Closing Comment

We remind you that you are responsible for the accuracy and adequacy of the disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration.  Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact me at (202) 551-3258 with any questions.

Sincerely,

/s/ Corey Jennings

Corey Jennings
Special Counsel

cc:    Gabriel Felpeto
       Corporación Andina de Fomento

       Paul McElroy
       Sullivan & Cromwell LLP